Exhibit 99.1

October 2, 2018
PARINGA COMMENCES TRADING ON NASDAQ

Paringa Resources Limited (“Paringa” or “Company”) (NASDAQ: PNRL, ASX: PNL), the next major Illinois Basin coal producer, is pleased to announce that its American Depositary Receipts (“ADR’s”) have been approved for listing on the Nasdaq Capital Market (“Nasdaq”).

Trading has now commenced in the U.S. under the ticker symbol “PNRL”. Each ADR represents 50 ordinary shares in the Company. The Company’s ordinary shares will continue to trade on the Australian Stock Exchange (“ASX”) under the symbol “PNL”.

The Nasdaq listing does not include any capital raising. Paringa had cash reserves of US$22.6 million at June 30, 2018 and has recently drawn down the first US$15.0 million tranche of its US$21.7 million project loan facility with Macquarie Bank Limited.

Paringa’s Interim Chief Executive Officer, Mr. Todd Hannigan, said: “Paringa offers investors participation in the strong, long term cashflow from our Popular Grove mine – which is now in the final stages of construction. Our Nasdaq listing aims to widen our shareholder base with more US based investors and we expect this to occur progressively as we ramp up coal production in 2019”.

A copy of the Form 20-F registration statement filed with the United States Securities and Exchange Commission ("SEC") is available on Paringa’s website.

About Paringa

Paringa Resources Limited (NASDAQ: PNRL, ASX: PNL) is an emerging U.S. energy provider developing the high margin, low capex Buck Creek Mine Complex (“Buck Creek Complex”) located in the growing Illinois Coal Basin (“ILB”). The Buck Creek Complex includes two fully permitted thermal coal mines: (1) the Poplar Grove Mine with planned production of 2.8 million tons per annum (“Mtpa”); and (2) the Cypress Mine with planned production of 3.8 Mtpa. Construction is well advanced at the Poplar Grove Mine, with first coal expected to be produced in December 2018.

The Group’s objective is to become the next major Illinois Coal Basin producer by developing low capital and operating cost mines located near low cost river transportation in the ILB.  Once the Poplar Grove Mine is constructed, the Group has the potential to make low risk, low cost mine developments to grow its coal production to 6.6 Mtpa and beyond. The Group will underpin this additional growth with long-term sales contracts to ensure that additional capacity investments are low risk and generate high levels of free cash flow.

This press release is neither an offer to sell nor a solicitation of an offer to buy any securities.

For further information, contact:

Todd Hannigan	Dominic Allen
Interim Chief Executive Officer	Vice President, Finance
thannigan@paringaresources.com	dallen@paringaresources.com

New York Office:	28 W 44th Street, Suite 810 | New York | NY | 10036	Email:	info@paringaresources.com
Registered Office:	Level 9, BGC Centre, 28 The Esplanade | Perth | WA | 6000	Website:	www.paringaresources.com
		ABN:	44 155 922 010

Forward Looking Statements

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Competent Persons Statements

The information in this report that relates to Exploration Results, Coal Resources, Coal Reserves, Mining, Coal Preparation, Infrastructure, Production Targets and Cost Estimation was extracted from Paringa’s ASX announcements dated May 17, 2018 entitled ‘Equity Raising Investor Presentation’, March 28, 2017 entitled ‘Expanded BFS Results Confirms Development Pathway to A$850 million NPV’ and December 2, 2015 entitled ‘BFS Confirms Buck Creek will be a Low Capex, High Margin Coal Mine’ which are available to view on the Company’s website at www.paringaresources.com.

Paringa confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning the Coal Resource, Coal Reserve, Production Target, and related forecast financial information derived from the Production Target included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this announcement have not been materially modified from the original ASX announcements.